                                                                                                                                Countrywide Financial Corporation

                                                                                                                                4500 Park Granada

                                                                                                                                Calabasas, CA 91302

March 24, 2008

Mr. Hugh West

Accounting Branch Chief

Securities and Exchange Commission

100 F. Street  NE

Washington, DC  20549

                RE:          Countrywide Financial Corporation

                                Form 10-K for the Fiscal Year ended December 31, 2006

                                Form 10-Q for the Fiscal Quarter ended March 31, 2007

                                Form 10-Q for the Fiscal Quarter ended June 30, 2007

                                Form 10-Q for the Fiscal Quarter ended September 30, 2007

                                Form 8-K filed January 31, 2008

                                File No. 001-12331-01

Dear Mr. West:

This letter is in response to your letter dated March 13, 2008 to Angelo Mozilo in which you requested information on the above-referenced filings of Countrywide Financial Corporation.

To facilitate your review of our response, we are including your comments in boldface, followed by our response.

Form 8-K filed January 31, 2008

1.               We note your response to our prior comment one in your letter to us dated February 21, 2008 where you indicate your maximum obligation to fund additional loans for trusts encountering rapid amortization could not be defined.  Please address the following:

•                  Explain in sufficient detail why a maximum obligation cannot be defined.  In your response, tell us why the maximum obligation would not approximate the value of the third party beneficial interest.

Response

Under the terms of the HELOC securitizations, the trust has purchased and is obligated to pay for any subsequent additional draws on the lines of credit transferred to the trust.  Following a rapid amortization event, Countrywide or a subsidiary, as the Class R-1 certificate holder1, becomes obligated to fund the purchase of those additional balances as they arise in exchange for a subordinated beneficial interest in the trust.  Countrywide must continue to fund the required purchase of additional balances by the trust as long as the securitization remains active.  Although the securitization would terminate upon repayment of (1) the notes (which are third party beneficial interests) and (2) previous advances made by the monoline insurer plus accrued interest, such repayment is not expected to occur

1 A Class R-1 certificate is issued where a securitization has been structured as a real estate mortgage investment conduit (REMIC).  Some HELOC securitizations are not structured as REMICs and in those cases, the “transferor interest” carries obligations equivalent to those of the Class R-1 certificate described in this letter.  For purposes of this letter, the term “Class R-1 certificate” is intended to describe the Class R-1 certificate in a REMIC structure or, alternatively, the transferor interest in a non-REMIC structure.

before the expiration of the underlying lines of credit generally five years.  Consequently, until all of the underlying lines of credit expire, Countrywide expects that it will continue to be obligated to fund the purchase of additional balances by the trust.

Reimbursement to Countrywide for the funding through its Class R-1 certificate occurs only after (1) all of the third party beneficial interests (notes) are paid off, (2) any advances by the monoline insurer are reimbursed and (3) any accrued interest on the monoline advances is paid.  As such, the fair value of the subordinated beneficial interest received in exchange will be very small in relation to the value of the additional draws contributed at the time of funding.  Consequently, an immediate impairment loss on that subordinated interest is expected when funding occurs.

The total potential funding obligation is dependent on both (1) borrower behavior (e.g., the amount of additional loans requested) and (2) the contractual draw period (remaining term) available to the borrowers (e.g., generally five years unless extended).  Because borrowers can make principal payments and restore the amounts available for draws and then borrow additional amounts as long as their lines of credit remain active, the funding obligation has no specific limitation and it is not possible to define the maximum funding obligation.

•                  Confirm, if true, that there is no cap or limit on the amount of losses that you would be required to fund when a trust enters into rapid amortization.

Response

As discussed above, after a rapid amortization event the Company is obligated as the Class R-1 certificate holder to fund the purchase of additional draws on home equity lines of credit by the trust.  The Company has no direct obligation to fund losses.  Although losses impact the cash flows of the trust, thereby reducing amounts available for reimbursement to the Class R-1 certificate holder, those losses do not affect the amount the Company is required to fund.

•                  Confirm, if true, that Countrywide does not have a call or termination option to bring a trust (or QSPE) into liquidation.

Response

We confirm that Countrywide’s HELOC securitization transactions do not provide Countrywide, in any of its capacities with respect to such transactions (e.g. Seller, Sponsor, Master Servicer, Class R-1 certificate holder, or holder of a transferor interest), with an option to call, terminate or liquidate the related trust (or QSPE) that arises as a result of a rapid amortization event.

2.               Regarding Countrywide’s obligation to fund losses of the trust by transferring new balances (i.e., additional equity-line draws) without the receipt of cash consideration, please address the following:

•                  Tell us if you considered this transaction to be a recourse obligation (or guarantee).  See question 67, FASB Staff Implementation Guidance, Guide to Implementation of Statement 140 on Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.

Response

Countrywide’s obligation is to fund additional draws on home equity lines of credit after a rapid amortization event.  As part of the securitization, the trust is obligated to purchase additional draws on the lines of credit transferred to the trust.  In a rapid amortization event, the distribution of collections of principal payments is reprioritized such that those payments are used first to repay the principal on the notes issued by the trust and then are used to reimburse the monoline insurer for any amounts previously advanced plus accrued interest on the unreimbursed amount.  The reprioritization of cash flows creates a shortfall in the cash needed to purchase additional draws, which then must be funded by the Company.  The Company did not consider this to be a recourse obligation.  Rather, we considered this funding obligation to be a contingent obligation.

This contingent obligation was considered by legal counsel when they determined at the time of securitization that the transferred loans were deemed legally isolated from the Company (as transferor) in accordance with paragraph 9.a of SFAS 140.

From inception of the securitizations to the fourth quarter of 2007, no liability was recognized for this contingent obligation and the Class R-1 certificate was assigned no carrying value.

If the contingent obligation had been considered to be a recourse obligation at inception of the securitization, the fair value of that obligation would have been negligible, as the occurrence of a rapid amortization event was deemed remote.

•                  Tell us if you considered the funding obligation to be a derivative.  If not, please provide an analysis supporting your conclusion.

Response

The Company did not consider the contingent funding obligation to be a derivative instrument, as defined in FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities, as amended” (FAS 133).

FAS 133 (paragraph 6) states that a derivative instrument is a financial instrument or other contract with all three of the following characteristics:

a.               It has (1) one or more underlyings and (2) one or more notional amounts or payment provisions or both.

b.              It requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors.

c.               Its terms require or permit net settlement, it can readily be settled net by a means outside the contract, or it provides for delivery of an asset that puts the recipient in a position not substantially different from net settlement.

As discussed below, the funding obligation does not meet the criteria in a. and c. of paragraph 6 and therefore is not a derivative instrument.

The contingent obligation related to the Class R-1 certificate is to provide funds to the trust (a qualifying special purpose entity or QSPE) in the event that there is a shortfall in funds necessary to purchase additional draws following the occurrence of a rapid amortization event.  The amount required to be funded under the contingent obligation will depend primarily on two factors—(i) the amount of additional draws that arise and are required to be purchased by the trust and (ii) the amount of the funding shortfall.

The Company concluded that there was no underlying associated with a notional amount, as required by paragraph 6.a of FAS 133.  While the thresholds triggering a rapid amortization event could be construed as potential underlyings, they have no impact on determining the amount of additional draws that will be funded under a rapid amortization event.  Under the terms of the Class R-1 certificate, the amount of additional draws that must be funded is not based on a specified underlying or specified notional amount.  Instead, it is a function of the number of additional draws that arise until (1) the principal on the notes is repaid and the monoline insurer is fully reimbursed or (2) the underlying lines of credit expire.

The Company also determined that the funding obligation did not have a net settlement feature as required by paragraph 6.c of FAS 133.  The funds received by the trust from the Class R-1 certificate holder must be used to pay for the additional draws purchased.  Although the Company settles that obligation by contributing the additional draws to the trust for no cash consideration, there is no mechanism for the trust under the documents that govern the activities of the trust, to convert those additional draws to cash.  The trust must hold those loans in a passive manner and has no ability (i.e., no market mechanism exists) to sell just the additional draws.  Therefore, the additional draws are not readily convertible to cash.

Because the funding obligation did not meet the requirements of paragraphs 6.a and 6.c of FAS 133, the Company concluded that it did not represent a derivative financial instrument.

•                  Considering there is no written loan commitment and the additional draws do not qualify as a sale (i.e. pursuant to SFAS 140), explain your basis for recording a SFAS 5 contingent liability.

Response

The funding obligation of the holder of the Class R-1 certificate is contingent upon the occurrence of a rapid amortization event.  When such an event occurs, the holder must provide funds in exchange for a subordinated beneficial interest in the trust.  Because that beneficial interest is subordinate to reimbursement of the monoline insurer for advances made plus accrued interest on any unreimbursed advances, its fair value is much smaller than the value of the additional draws transferred to the trust.  That difference in value is not expected to be recovered.  Consequently, the value of the subordinated beneficial interest is immediately impaired.

The Company concluded that in substance, the immediate impairment loss on the beneficial interest received in exchange for the additional draws transferred to the trust under a rapid amortization event represents the settlement of a liability that arises upon a contingent event.  In other words, a rapid amortization event is a contingent event.  When it occurs, the Company (as the Class R-1 certificate holder) becomes obligated to contribute additional draws to the trust for which it expects to receive only a small value in return.  In that case, the appropriate accounting was determined to be the application of FASB Statement No. 5, Accounting for Contingencies, (SFAS 5), as both impairment losses and contingent liabilities are within the scope of SFAS 5.

3.               Tell us how you considered our prior comment one, specifically events surrounding/causing rapid amortization and the fact that a maximum obligation could not be defined, when determining the extent of information necessary to be provided in MD&A in your December 31, 2007 Form 10-K (see Item 303. A (4) of Regulation S-K).  Additionally, please explain whether you plan to increase the disclosure in your first quarter Form 10-Q in this area to discuss things such as (1) the steps you are taking to mitigate losses under rapid amortization, (2) the number of trusts in rapid amortization, (3) any estimates about the number of trusts that could enter rapid amortization in the future and how you arrived at that estimate, and (4) any estimates regarding how long you expect the rapid amortization events to continue.

Response

Our discussion of off-balance sheet arrangements in our periodic filings with the SEC has focused on our off-balance sheet securitizations, which represent the majority of our off-balance sheet arrangements.   We have discussed our off-balance sheet securitizations in the section of our December 31, 2007 Form 10-K entitled Off Balance Sheet Arrangements and Aggregate Contractual Obligations and for some of the detailed information required by Item 303. A (4) of Regulation S-K, such as cash flows and retained interests, we have referenced other sections of the document, Financial

Statements—Note 3—Loan Sales and the section entitled Management’s Discussion and Analysis of Financial Condition and Results of Operations—Credit Risk Management.

Our exposure to losses when rapid amortization events occur is part of our off-balance sheet securitizations.  We believed that the additional information necessary to understand the nature and the effect of this exposure consisted of a brief explanation of the cause of potential losses in the event of a rapid amortization event, an explanation of the cause of the rapid amortization events and that a maximum obligation cannot be determined.

Beginning with our March 31, 2008 Form 10-Q, we will enhance our disclosure as marked below as of December 31, 2007, taking into consideration current period events, as appropriate.

Off-Balance Sheet Arrangements and Guarantees

In the ordinary course of our business we engage in financial transactions that are not reflected on our balance sheet. (See Note 2—Summary of Significant Accounting Policies in the financial statement section of this Report for a description of our consolidation policy.) Such transactions are structured to manage our interest rate, credit or liquidity risks, to diversify funding sources or to optimize our capital.

Most of our off-balance sheet arrangements relate to the securitization of mortgage loans. Our mortgage loan securitizations are normally structured as sales in accordance with Statement of Financial Accounting Standards No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (“SFAS 140”), and involve the transfer of mortgage loans to qualifying special-purpose entities that are not subject to consolidation. In a securitization, an entity transferring the assets is able to sell those assets for cash. Special-purpose entities used in such securitizations obtain cash by issuing securities representing beneficial interests in the transferred assets to investors. In a securitization, we customarily provide representations and warranties with respect to, and we generally retain the right to service, the transferred mortgage loans.

We also generally have the right to repurchase mortgage loans from the special-purpose entity pursuant to a clean-up call, which is exercised when the costs exceed the benefits of servicing the remaining loans.

Our Prime Mortgage Loans generally are securitized on a non-recourse basis, while Prime Home Equity and Nonprime Loans generally are securitized with limited recourse for credit losses. During 2007, we securitized $24.0 billion in Nonprime Mortgage and Prime Home Equity Loans with limited recourse for credit losses. Our exposure to credit losses related to our limited recourse securitization activities is limited to the carrying value of our subordinated interests, to losses that may arise from rapid amortization events that cause subsequent draws that we are contractually required to advance to be subordinated to all other interests in these securitizations and to the contractual limit of reimbursable losses under our corporate guarantees less the recorded liability for such guarantees.

Under the terms of our home equity line of credit (HELOC) securitizations, we make advances to borrowers when they request a subsequent draw on their line of credit and we are reimbursed for those advances from the cash flows in the securitization. This reimbursement normally occurs within a short period after the advance. However, in the event that loan losses requiring draws on monoline insurer’s policies (which protect the bondholders in the securitization) exceed a specified threshold or duration, reimbursement of our advances for subsequent draws occurs only after other parties in the securitization (including the senior bondholders and the monoline insurer) have received all of the cash flows to which they are entitled. This status, known as a rapid amortization event, has the effect of extending the time period for which our advances are outstanding, and may result in Countrywide not receiving reimbursement for all of the funds advanced.

During the fourth quarter of 2007, our off-balance sheet obligations relating to rapid amortization events contained in our home equity line-of-credit securitizations were triggered as a result of actual and anticipated loan losses relating to loans underlying these securitizations exceeding specified thresholds or durations. Normally, a rapid amortization event is not expected to occur and is deemed remote. However, sudden deterioration in the housing market experienced in late 2007 resulted in it becoming probable that a rapid amortization event would occur. Because of these events, we recorded impairment losses of $704.1 million related to estimated future draw obligations on the home equity securitizations that have entered or are expected to enter rapid amortization status.

As of December 31, 2007, 2 of 57 outstanding HELOC securitizations, representing approximately 10% of the unpaid principal balance of our HELOC securitizations, were subject to rapid amortization events and 19 of 57 outstanding HELOC securitizations, representing approximately 60% of the unpaid principal balance of our HELOC securitizations, were expected to become subject to rapid amortization events.  We evaluate all of our HELOC securitizations for their potential to experience a rapid amortization event by estimating the amount and timing of future losses on the underlying loans and the excess spread available to cover such losses and by evaluating any estimated shortfalls in relation to contractually defined triggers. The available credit lines for the securitizations subject to or expected to be subject to a rapid amortization event ~~future draw obligation~~ are approximately $2.4 billion at December 31, 2007. Substantially all of the remaining borrower draw periods for such securitizations ranged from 24 months to 53 months with a weighted average remaining borrower draw period of 40 months.

Due to the borrower’s ability to pay down and redraw balances in HELOC loans, a maximum funding obligation related to rapid amortization events cannot be defined.  The charges we will ultimately record as a result of the rapid amortization events are dependent on the performance of the loans in the securitizations that are in rapid amortization; the amount of subsequent draws made by borrowers on such loans; and the timing of such losses, borrower draws, principal repayments and other cash flows related to the securitizations.  To mitigate the amount of additional draws we are required to fund as the result of rapid amortization and, more broadly, as the result of the credit performance of all the HELOC loans we service, we have undertaken a review and analysis of the HELOC loans in our servicing portfolio.  This analysis may result in us taking actions that are provided for in the borrowers’ line of credit agreements, including suspending borrowers’ access to existing lines of credit when their loans enter a specified delinquency status or when their property values decline below a specified threshold; and not renewing lines of credit.  In addition, we are evaluating other courses of action available to us under the terms of the HELOC securitization agreements, including repurchasing certain delinquent loans and soliciting certain borrowers to refinance their loans.

For a further discussion of our exposure to credit risk, see the section in this Report entitled Management’s Discussion and Analysis of Financial Condition and Results of Operations—Credit Risk Management.

We do not believe there are any other off-balance sheet arrangements that have had, or are reasonably likely to have, a current or future material effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources.

The sales proceeds and cash flows from our securitizations for 2007 and additional information with respect to securitization activities are included in the financial statements section of this Report Financial Statements—Note 3—Loan Sales.

4.               Please tell us how you concluded the disclosure regarding the potential for a rapid amortization event was not required by SOP 94-6 in periods prior to December 31, 2007.

Response

AICPA Statement of Position (SOP) No. 94-6, “Disclosure of Certain Significant Risks and Uncertainties,” states that a company should make disclosures about uncertainties related to certain estimates used to determine loss contingencies.  Such disclosures should be made when (a) it is at least reasonably possible that the estimate will change in the near term due to one or more future confirming events and [emphasis added] (b) the effect of the change would be material to the financial statements.  (Other disclosures related to factors that cause the estimate to be sensitive to change and risk-reduction techniques are encouraged but not required.)

At inception of the securitizations, the conditions under which the thresholds triggering a rapid amortization event would be breached were both designed and considered to be extreme (e.g., almost catastrophic in nature) and, therefore, highly unlikely of ever occurring in the future.  Therefore, the Company deemed the likelihood of a rapid amortization event ever occurring with respect to any given securitization transaction to be remote.  Subsequently, no events or conditions came to the Company’s attention to warrant a change in that initial assessment prior to the fourth quarter of 2007.

Under the documents governing each securitization, the Indenture Trustee is responsible for making the determination that a rapid amortization event has occurred and notifying the Class R-1 certificate holder of any potential funding obligation.  Because the Company did not receive notification from the Trustee of a rapid amortization event or the potential for such event until the fourth quarter of 2007, it was unaware prior to that time that a potential rapid amortization event might occur in the near future.  Based on information of which the Company was aware at each preceding reporting period, the Company did not determine that it was reasonably possible that the estimate would change in the near term.  Consequently, no disclosures regarding a rapid amortization event were considered to be necessary under SOP 94-6 (or FASB Statement No. 5, Accounting for Contingencies) in those prior reporting periods.

The Company acknowledges that (1) the Company is responsible for the adequacy and accuracy of the disclosure in its filings, (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings, and (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope our response contained herein adequately addresses your questions.  Please feel free to call me at (818) 225-3000 if you require additional information or clarification.

Sincerely,

Anne D. McCallion

Senior Managing Director

Deputy Chief Financial Officer